FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of February, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX
Exhibit No. 1  - Transaction in Own Shares dated 06 February 2006
Exhibit No. 2  - Holding(s) in Company dated 08 February 2006
Exhibit No. 3  - Holding(s) in Company dated 10 February 2006
Exhibit No. 4  - Director/PDMR Shareholding dated 24 February 2006
Exhibit No. 5  - Transaction in Own Shares dated 24 February 2006
Exhibit No. 6  - Transaction in Own Shares dated 27 February 2006
Exhibit No. 7  - Transaction in Own Shares dated 28 February 2006

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 6 February 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 649.16p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 18,250,000 of its ordinary shares in treasury and has 718,718,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC

February 8, 2006

Holding in Company

Hanson PLC has received notification today that, as of February 7, 2006, Prudential plc and all of its subsidiary companies, no longer have a notifiable interest in the share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 3

Hanson PLC

February 10, 2006

Holding in Company

Hanson PLC has received a notification that, as at February 8, 2006, Prudential plc and all of its subsidiary companies, have a notifiable interest in 21,911,990 ordinary 10p shares of the Company, representing 3.04% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

February 24, 2006

Dear Sirs

HANSON PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS

I have today been notified by D J Szymanski, a PDMR of the Company, that his wife, Mrs H M Szymanski, has today sold
1,600 Hanson ordinary shares at a price of 707.115p per share.

This announcement is intended to satisfy obligations under the Disclosure Rules 3.1.4R (1).

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 5

February 24, 2006

Dear Sirs

HANSON PLC (the "Company") - EMPLOYEE SHARE TRUST

The Hanson Employee Share Trust has, on February 24, 2006, purchased a total of 1,250,000 ordinary 10p shares in the
Company as follows:-

Date                                    Amount                                Price per share
February 24, 2006                       1,250,000                             704.93p

The total holding in the employee share trust is now 1,314,044 shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 6

February 27, 2006

Dear Sirs

HANSON PLC (the "Company") - EMPLOYEE SHARE TRUST

The Hanson Employee Share Trust has, on February 27, 2006, purchased a total of 750,000 ordinary 10p shares in the Company as follows:-

Date                                    Amount                                Price per share

February 27, 2006                       750,000                               702.82p

The total holding in the employee share trust is now 2,062,906 shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 28 February 2006

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 700.45p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 18,450,000 of its ordinary shares in treasury and has 718,518,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift

Hanson PLC

Tel: +44 (0)20 7245 1245

Jeremy Thompson

Hoare Govett Limited

Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 01, 2006